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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CYBEX COMPUTER PRODUCTS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    232522102
                                 (CUSIP Number)

                                 Barry L. Harmon
                                    Apex Inc.
                             9911 Willows Road N.E.
                                Redmond, WA 98052
                                 (425) 861-5858

                                   Copies to:

                              Patrick J. Schultheis
                                Steve L. Camahort
                              Christian E. Montegut
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               5300 Carillon Point
                               Kirkland, WA 98033
                                 (425) 576-5800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  MARCH 8, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    APEX INC.                           I.R.S. Identification No.:  91-1577634
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                  (b)
    N/A
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    STATE OF WASHINGTON
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
   NUMBER OF SHARES               N/A
    BENEFICIALLY             ---------------------------------------------------
   OWNED BY EACH             8    SHARED VOTING POWER
  REPORTING PERSON                3,272,087 (1)
        WITH                 ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                  N/A
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  N/A
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,272,087 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------

         (1) 3,272,087 shares of Common Stock of Cybex Computer Products Corporation, an Alabama corporation ("Cybex") are subject to Voting Agreements entered into by Apex and certain shareholders of Cybex (discussed in Items 3 and 4 below). Apex expressly disclaims beneficial ownership of any of the shares of Cybex Common Stock covered by the Voting Agreements. Based on the number of shares of Cybex Common Stock outstanding as of March 6, 2000 (as represented by Cybex in the Merger Agreement discussed in Items 3 and 4), the number of shares of Cybex Common Stock covered by the Voting Agreements represents approximately 17.0% of the outstanding Cybex Common Stock.


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of Cybex. The principal executive offices of Cybex are located at 4991 Corporate Drive, Huntsville, Alabama 35805.


                                  SCHEDULE 13D                      Page 2 of 9

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ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is Apex Inc., a Washington corporation ("Apex"). Apex designs, manufactures and sells stand-alone switching systems for the client/server computing market that help network administrators manage multiple servers from a single keyboard, video monitor and mouse console. Apex's principal business address is 9911 Willows Road N.E., Redmond, WA 98052. The address of Apex's executive offices is the same as the address of its principal business.

         Set forth on Schedule A is the name of each of the directors and executive officers of Apex along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Apex's knowledge. To Apex's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

         Neither Apex, nor to Apex's knowledge any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization dated as of March 8, 2000 (the "Merger Agreement"), among Apex, Aegean Sea Inc., a Delaware corporation ("Newco") and Cybex, and subject to the conditions set forth therein (including approval by stockholders of Cybex and Apex), two wholly-owned subsidiaries of Newco will merge with and into Apex and Cybex, respectively, and Apex and Cybex will become wholly-owned subsidiaries of Newco (such events constituting the "Merger"). Once the Merger is consummated, two wholly-owned subsidiaries of Newco will cease to exist as corporations and all of the business, assets, liabilities and obligations of those subsidiaries will be merged into Apex and Cybex, respectively, with Apex and Cybex remaining as the surviving corporations (the "Surviving Corporations").

         As an inducement for Apex to enter into the Merger Agreement and in consideration thereof, certain stockholders of Cybex entered into individual agreements with Apex (collectively the "Cybex Voting Agreements") whereby each such stockholder (collectively, the "Cybex Voting Agreement Shareholders") agreed, severally and not jointly, to vote all of the shares of Cybex Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Apex did not pay additional consideration to any Cybex Voting Agreement Shareholder in connection with the execution and delivery of the Cybex Voting Agreements.

         References to, and descriptions of, the Merger and the Merger Agreement, as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement included as Exhibits to the Form 8-K filed by Apex on March 13, 2000.

         References to, and descriptions of, the Cybex Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of Cybex Voting Agreement included as EXHIBIT A to this Schedule
13D.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a)  Not applicable.

         (b) As described in Item 3 above, this statement relates to the Merger of two wholly-owned subsidiaries of Newco (the "Merger Subs"), with and into Apex and Cybex, respectively, in two statutory


                                  SCHEDULE 13D                      Page 3 of 9

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mergers pursuant to the applicable provisions of Washington and Alabama Law, respectively. At the effective time of the Merger, the separate existence of Merger Subs will cease and Apex and Cybex will continue as wholly-owned subsidiaries of Newco. Each holder of outstanding Cybex Common Stock will receive, in exchange for each share of Cybex Common Stock held by such holder,
1.0000 share of Newco Common Stock. Each holder of outstanding Apex Common
Stock will receive, in exchange for each share of Apex Common Stock held by such holder, 1.0905 shares of Newco Common Stock. Newco will assume each outstanding option to purchase Apex Common Stock and Cybex Common Stock under Apex's and Cybex's stock option plans. Furthermore, all rights to purchase shares of Apex Common Stock under Apex's Employee Stock Purchase Plan shall be converted into rights to purchase shares of Newco Common Stock and shall be assumed by Newco.

         Pursuant to the Cybex Voting Agreements, the Cybex Voting Agreement Shareholders have agreed to vote their shares of Cybex Common Stock (plus any additional shares of Cybex Common Stock and all additional options, warrants and other rights to acquire shares of Cybex Common Stock) beneficially owned by the Cybex Voting Agreement Shareholders (the "Cybex Voting Agreement Shares") at every Cybex shareholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "Cybex Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the Cybex Approval Matters and (c) in such manner as Apex may direct with respect to all other proposals submitted to the shareholders of Cybex which, directly or indirectly, in any way relates to the Cybex Approval Matters. The Cybex Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to
Article VII thereof.

         As an inducement for Cybex to enter into the Merger Agreement and in consideration thereof, certain stockholders of Apex entered into individual agreements with Cybex (collectively the "Apex Voting Agreements") whereby each such stockholder (collectively, the "Apex Voting Agreement Shareholders") agreed, severally and not jointly, to vote all of the shares of Apex Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Cybex did not pay additional consideration to any Apex Voting Agreement Shareholder in connection with the execution and delivery of the Apex Voting Agreements.

         Pursuant to the Apex Voting Agreements, the Apex Voting Agreement Shareholders have agreed to vote their shares of Apex Common Stock (plus any additional shares of Apex Common Stock and all additional options, warrants and other rights to acquire shares of Apex Common Stock) beneficially owned by the Apex Voting Agreement Shareholders (the "Apex Voting Agreement Shares") at every Apex stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "Apex Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the Apex Approval Matters, and (c) in such manner as Cybex may direct with respect to all other proposals submitted to the stockholders of Apex which, directly or indirectly, in any way relates to the Apex Approval Matters. The Apex Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         The purpose of the transactions under the Cybex Voting Agreements and the Apex Voting Agreements, are to enable Apex and Cybex to consummate the transactions contemplated under the Merger Agreement.


                                  SCHEDULE 13D                      Page 4 of 9

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         (c)  Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the directors of the Issuer shall be the current directors of the subsidiary of Newco that merges with the Issuer (the "Cybex Merger Sub"). The initial officers of the Issuer shall be the following persons:

              President                Stephen F. Thornton
              Secretary                Barry L. Harmon

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)  Not applicable.

         (g) Upon consummation of the Merger, the Articles of Incorporation of the Cybex Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Issuer until thereafter amended as provided by Alabama Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of the Cybex Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Issuer until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the Cybex Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

         (j) Other than described above, Apex currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Apex reserves the right to develop such plans).

         References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement included as Exhibits to the Form 8-K filed by Apex on March 13, 2000.

         References to, and descriptions of, the Cybex Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of Cybex Voting Agreement included as EXHIBIT A to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Cybex Voting Agreements, Apex may be deemed to be the beneficial owner of at least 3,272,087 shares of Cybex Common Stock (the "Shares"). The Shares constitute approximately 17.0% of the issued and outstanding shares of Cybex Common Stock based on the number of shares of Cybex Common Stock outstanding as of March 6, 2000 (as represented by Cybex in the Merger Agreement discussed in Items 3 and 4). Apex may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Apex (i) is not entitled to any rights as a stockholder of Cybex as to the Shares and (ii) disclaims any beneficial ownership of the shares of Cybex Common Stock which are covered by the Voting Agreements.

         To Apex 's knowledge, no person listed on Schedule A has an ownership interest in Cybex.

         Set forth on Schedule B are the names of the shareholders of Cybex that have entered into a Cybex Voting Agreement with Apex, and their present principal occupation or employment, including the name,


                                  SCHEDULE 13D                      Page 5 of 9
principal business and address of any corporation or other organization in which such employment is conducted, to Apex's knowledge.

         To Apex's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (c) To the knowledge of Apex, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of Apex, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Cybex reported on herein.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the voting agreements and the stock option agreements described herein, to the knowledge of Apex, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Cybex, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         A. Form of Voting Agreement, dated March 8, 2000, between Apex Inc. and certain shareholders of Cybex Computer Products Corporation.

         B. * Agreement and Plan of Reorganization, dated as of March 8, 2000, by and among Apex Corporation, Aegean Sea Inc. and Cybex Computer Products Corporation.

         * Incorporated by reference to the 8-K filed by Apex Corporation on March 13, 2000.


                                  SCHEDULE 13D                      Page 6 of 9

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 2000         APEX INC.

                               By: /s/Samuel F. Saracino
                                  ---------------------------------------
                                  Samuel F. Saracino
                                  Vice President of Business Development,
                                  General Counsel and Secretary


                                  SCHEDULE 13D                      Page 7 of 9

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                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                    APEX INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Apex. The address of each such person is c/o Apex Inc., 9911 Willows Road N.E., Redmond, WA 98052. To Apex's knowledge, each of the individuals identified below is a citizen of the United States.



                                                                                PRESENT PRINCIPAL OCCUPATION AND
NAME AND TITLE                                                                  NAME OF EMPLOYER
----------------------------------------------------------------------------------------------------------------------
Kevin J. Hafer                                                                  Apex Inc.
Chairman  of  the  Board,  President,  Chief  Executive  Officer  and
Director

Barry L. Harmon                                                                 Apex Inc.
Vice President, Chief Operating Officer and Chief Financial Officer

C. David Perry
Vice President of Worldwide Sales                                               Apex Inc.

Samuel F. Saracino
Vice President of Business Development, General Counsel and Secretary           Apex Inc.

Franz Fichtner                                                                  President
Director                                                                        Diamond Multimedia Europe

Edwin L. Harper                                                                 President and Chief Operating Officer
Director                                                                        Manufacturing Technology, Inc.

William McAleer                                                                 Managing Director
Director                                                                        Voyager Capital



                                  SCHEDULE 13D                      Page 8 of 9

                                   SCHEDULE B

         The following table sets forth the name and present principal occupation or employment of each Cybex shareholder that entered into a voting agreement with Apex. Except as indicated below, the business address of each such person is c/o Cybex Computer Products Corporation, 4991 Corporate Drive, Huntsville, Alabama 35805.



VOTING AGREEMENT STOCKHOLDER                                                           SHARES BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------
Stephen F. Thornton                                                                              1,263,235
Chairman of the Board, President and Chief Executive Officer

Doyle C. Weeks                                                                                     158,224
Executive Vice President, Group Business Development and Director

Douglas E. Pritchett                                                                                88,575
Senior Vice President - Finance, Chief Financial Officer, Treasurer and
Director

R. Byron Driver                                                                                    107,220
Senior Vice President and Chief Operating Officer

Christopher L. Thomas                                                                              177,750
Senior Vice President - Engineering

Gary R. Johnson                                                                                    223,125
Senior Vice President - Sales and Marketing

John R. Cooper                                                                                      14,625
Director

Remigius G. Shatas                                                                               1,007,871
Executive Vice President - Special Projects, Secretary and Director

David S. Butler                                                                                    231,462
Director

                                                                      TOTAL                      3,272,087



                                  SCHEDULE 13D                      Page 9 of 9